Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-150486

March 3, 2010

John Deere Capital Corporation

$500 million 2.950% Senior Notes Due March 9, 2015

Issuer:	John Deere Capital Corporation

Title of Securities:	2.950% Senior Notes Due 2015

Ratings:	A2 / A (Stable / Stable)

Format:	MTN Program

Trade Date:	March 3, 2010

Time of First Sale to Public:	4:15 p.m. EST

Settlement Date (T+3):	March 8, 2010

Maturity Date:	March 9, 2015

Aggregate Principal Amount Offered:	$500,000,000

Re-offer Spread:	+68bps

Benchmark Treasury:	2.375% Treasury Notes due February 28, 2015

Treasury Price:	100-12 1/4

Treasury Yield:	2.293%

Re-offer Yield:	2.973%

Coupon:	2.950%

Re-offer Price:	99.894%

Gross Spread:	0.350%

Net Proceeds ($):	$497,720,000

Interest Payment Dates:	Semi-annually on each March 9 and September 9, commencing on September 9, 2010

Daycount Fraction:	30 / 360

CUSIP:	24422EQY8

Joint Bookrunners:	Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc.

Co-Managers:	BBVA Securities Inc, Mitsubishi UFJ Securities (USA), Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 800-294- 1324, Credit Suisse Securities (USA) LLC toll-free at 800-221-1037 or HSBC Securities (USA) Inc. at toll-free at 866-811-8049.